77 E  LEGAL PROCEEDINGS
FEDERATED
Since October 2003, Federated and related entities
(collectively, "Federated"), and various Federated funds ("Funds"), have been named as defendants in several class action lawsuits now pend ing in the United States District Court for the Distr ict of Maryland. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of Federated-sponsored mutual funds during specified periods beginning November 1, 1998. The suits are generally similar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused financia l injury to the mutual fund shareholders.
These lawsuits began to be filed shortly after Federat ed's first public announcement that it had received re quests for information on shareholder trading activities in the Funds from the SEC, the Off ice of the New York State Attorney General ("NYAG"), and
 other authorities. In that regard,
on November 28, 2005, Federated announced that it had reached final settlements with the SEC and the NYAG with respect to those matters.
Specifically, the SEC and NYAG settled proceedings again st three Federated subsidiaries involving undisclosed ma rket timing arrangements and late trading. The SEC made findings: that Federated Investment
 Management Company ("FIMC"), an SEC-registered investment adviser to various Funds, and Federated Securities Corp., an SEC-registered broker-dealer and distributor for the Funds, violated provisions of the Investment Advisers Act and Investment Company Act by approving, but not disclosin g, three market timing arrangements, or the associated con flict of interest between
FIMC and the funds involved in the arrangements, either to
 other fund shareholders or to the funds' board; and that F ederated Shareholder
Services Company, formerly an SEC-registered transfer agent, failed to prevent a customer and a Federated employee from late trading in violation of provisions of the Investment Company Act. The NYAG found that such conduct violated provisions of New York State law.
 Federated entered
into the settlements without admitting or denying the regula tors' findings. As Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds as determined by an independent consultant. As part of these settlements, Fed erated agreed to pay disgorgement and a civil money penalty in the aggregate amount of an additional $72 million and, among other things, agreed t hat it would not serve as investment adviser to any registered investment comp any unless (i) at least 75% of the fund's directors are inde pendent of Federated,
(ii) the chairman of each such fund is independent of Federated
, (iii) no action may be taken by the fund's board or any commit tee thereof unless approved by a majority of the independent trustees of th e fund or committee, respectively, and (iv) the fund appoints a
 "senior officer" who
reports to the independent trustees and is responsible for moni toring compliance by the fund with applicable laws and fiduciar y duties and for managing the process by which management fees charged to a fun d are approved. The settlements are described in Federated's anno uncement which, along with previous press releases and related communica tions on those matters, is available in the "About Us" section of Federated's
website at FederatedInvestors.com.
Federated entities have also been named as defendants in severa l additional lawsuits that are now pending in the United States Di strict Court for the Western District of Pennsylvania, alleging, among other thin gs, excessive advisory and Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dickstein Shapi ro LLP to represent the Funds in each of the lawsuits described in the preceding two paragraphs. Federated and the Funds, and their re spective counsel, have been defending this litigation, and none of the Funds remains a defendant in any of the lawsuits (though some could po tentially receive any recoveries as nominal defendants). Additi onal lawsuits based upon similar allegations may be filed in the future. The potent ial impact of these lawsuits, all of which seek unquantified dama ges, attorneys' fees, and expenses, and future potential similar suits is uncertain.
Although we do not believe that these lawsuits will have a mate rial adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions, r educed sales of Fund shares, or other adverse consequences for the Funds.

EDWARD JONES
In the normal course of business, Edward Jones is named, from time to time, as a defendant in various legal actions, including arbitrations, class
actions, and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive dam ages or claims for indeterminate amounts of damages. Edward Jones is involved, fro m time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgme nts, fines, or penalties.
  The potential impact of these legal proceedings is uncertain.
 As of the date of this prospectus, Edward Jones does not belie ve that any current or anticipated legal proceedings will have a material adverse i mpact on Edward Jones or the Fund. However, there can be no assurance that these suits, the ongoing adverse publicity and/or other develop ments resulting from the regulatory investigations will not result in increased Fund
redemptions, reduced sales of Fund shares, or other adverse c onsequences for the Fund.





Current as of:  8/18/94